Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Ownership
Leading Asia Pacific Investment Limited	British Virgin Islands	100%
Good Wealth Capital Investment Limited	Hong Kong	100%
Shenzhen TMK Power Industries Ltd.	People’s Republic of China	100%
Shenzhen Borou Industrial Co., Ltd.	People’s Republic of China	100%